On July 5, 2011, NASDAQ Listing Qualifications staff (Staff) notified Keyuan Petrochemicals, Inc. (Company) that it determined to delist the Company based on its broad discretionary authority under Rule 5101 and the Companys failure to comply with Rule 5250(c)(1). On July 11, 2011, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815 and also requested an an extension of the 15 day automatic stay of suspension. On July 26, 2011, the Panel issued a decision granting an extension of the stay, pending the hearing. On August 17, 2011, Staff notified the
Company that its failure to file its Form 10-Q for the quarter ended
June 30, 2011 served as an additional basis for delisting. The Panel hearing was held on August 25, 2011. On September 2, 2011, the Panel issued a decision that continued the Companys listing, subject to a trading halt, and on the condition that by September 30, 2011, the Company provided the Panel with a copy of the final report of the Audit
Committees investigation and a comprehensive list of actions the Company would take to remediate any accounting and control issues identified;
and that by October 12, 2011, the Company must have filed all of its delinquent periodic filings. On October 3, 2011, the Company provided the Panel with the Audit Committee report. On October 5, 2011, the Panel issued a decision to suspend the Companys securities and delist its shares from Nasdaq pursuant to Rule 5101 and based on the findings noted in the report. On October 20, 2011, the Company exercised its right to appeal the October 5, 2011 Panel decision to the Nasdaq Listing and Hearing
Review Council (Council) pursuant to Rule 5820(a). On December 16, 2011, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On March 13, 2012, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).